VEON files Form 20-F for financial year 2022 Amsterdam, 24 July 2024 22:00 CEST – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces that it has filed its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”) with the U.S. Securities and Exchange Commission at www.sec.gov. The Form 20-F is also available on the Investor Relations section of the company’s website www.veon.com. As a result of its Form 20-F filing, VEON expects the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) will confirm that it has regained compliance with the Nasdaq listing rules through the exception granted by Nasdaq for its delayed filing. The exception granted by Nasdaq was previously reported on Form 6-K on June 13, 2023 and stated that the Company needed to file its Form 20-F by October 30, 2023 to regain compliance with listing rules. The Form 20-F filed today also contains a correction to VEON Ltd.’s financial statements for the year ended December 31, 2022 impacting other comprehensive income (“OCI”) but with no impact to “total consolidated equity”. After the issuance of VEON Ltd.’s Dutch statutory financial statements for the year ended December 31, 2022 filed on June 25, 2023 (the “2022 Dutch Annual Report”) and prior to the filing of the Form 20-F for the same period, the Company discovered an error with respect to the accounting treatment for the derecognition of its Algerian operations following the sale of the Company’s non- controlling interest of US$ 824 million. The non-controlling interest was incorrectly derecognized in OCI, a component within “equity,” while it should have been derecognized directly in “equity” without an impact in OCI. This error has no impact on “total consolidated equity.” In accordance with IFRS and Dutch law, the Company will correct and disclose the error retrospectively in its half-yearly financial statements and subsequently in the full year 2023 Dutch statutory annual report. Management has corrected this error in the Form 20-F and derecognized the non- controlling interest of $824 million related to the sale of VEON’s Algerian subsidiary directly within “equity” in the “consolidated statement of changes in equity”, which results in an adjustment in the “consolidated statement of comprehensive income.” The error has no impact on the result on the sale of the Algerian operations as presented on the “consolidated income statement” and no impact on the “consolidated income statement” as a whole. Additionally, the error has no impact on the “consolidated statement of financial position,” “consolidated statement of cash flows,” “basic and diluted gain/(loss) per share attributable to ordinary equity holders of the parent”, “Adjusted EBITDA”, nor on VEON’s financial covenants for its financing arrangements. In light of this error, the Company’s management has concluded that the Company has a material weakness in its internal control over financial reporting as of December 31, 2022 relating to accounting and financial statement presentation for disposals of businesses. Management is taking and will continue to take steps to remediate the material weakness and to strengthen the Company’s control environment. Management has also concluded that as of December 31, 2022, the Company’s disclosure controls and procedures were not effective. They reached this conclusion due to the presence of the material weakness in internal control over financial reporting. Refer to the Form 20-F for further details, including Item 15. Controls and Procedures and Note 24 to the consolidated financial statements in the Form 20-F. Shareholders may request a hard copy of the Form 20-F, including VEON’s audited financial statements for the year ended 31 December 2022, free of charge, by contacting VEON’s Investor Relations Department at ir@veon.com. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 160 million customers in six dynamic markets. We transform people’s lives, empower individuals, create opportunities for greater digital inclusion and drive economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam, and has a broad investor base. For more information visit: https://www.veon.com. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact Information VEON Investor Relations Nik Kershaw ir@veon.com